Exhibit 99.222

By Electronic Mail Only

November 22, 2021

Chantal Schutz

mCloud Technologies Corp.

580 California Street, 12th Floor

San Francisco, CA 94104

Re:	Approval letter for mCloud Technologies Corp. (the “Company”) to list on The Nasdaq Capital Market

Dear Ms. Schutz:

We are pleased to inform you that Staff has approved the Company’s application to list its common stock on Nasdaq. Since our approval is based upon information provided to us by the Company or filed by the Company with the SEC, you should notify us promptly of any material change to such information. We have reserved MCLD as the trading symbol for the Company’s common stock.

The balance of the entry fee for the Company’s initial inclusion in Nasdaq is estimated to be $45,000. Please pay this amount to The Nasdaq Stock Market LLC and forward it before the listing date per the attached instructions. Shortly after trading commences, the Company will be billed the applicable annual fee, on a pro-rated basis.

For your information, the Nasdaq Marketplace Rules detail the continued listing requirements and applicable fees for Nasdaq issuers. The Nasdaq Continued Listing Guide provides important information on your filing obligations and other regulatory responsibilities of a public company. Both can be found at https://listingcenter.nasdaq.com.

If you have any further questions regarding your application or Nasdaq’s initial listing requirements, please call me at +1 301 978 8062.

Sincerely,

Vivian Hui

Listing Qualifications

The Nasdaq Stock Market